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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED PROCESSING
MAR - 2 2005
WASH DC 113 SECTION

SEC FILE NUMBER
8- 49215

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: J. Thornes and Associates Inc. Investment Securities

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

317 W. State Street, Suite B
(No. and Street)

Redlands	CA	92373
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John T. Thornes 909-335-7440
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Soren McAdam Christenson LLP
(Name – *if individual, state last, first, middle name*)

P.O. Box 890	Redlands	CA	92375-1210
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 3 1 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

TLH 3/24

OATH OR AFFIRMATION

I, John T. Thornes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Thornes & Associates, Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JAMES N. MCCALLUM
Commission # 1398737
Notary Public - California
San Bernardino County
My Comm. Expires Jan 24, 2007

John Thornes
Signature

President
Title

James N. McCallum
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THORNES & ASSOCIATES, INC.

Financial Statements

and

Supplementary Information

with

Independent Auditors' Report

For the Year Ended
December 31, 2004

TABLE OF CONTENTS

Soren McAdam Christenson LLP
Certified Public Accountants and Business Advisors

Gary L. Christenson, C.P.A.
John D. Goddard, C.P.A.
Kenneth N. Goddard, III, C.P.A.
David J. Harris, C.P.A.
Douglas R. McAdam, C.P.A.
James L. Soren, C.P.A.
Kirk G. Stitt, C.P.A.
David P. Tuttle, C.P.A.
Roger E. Wadell, C.P.A.
Cindy R. Watts, C.P.A.

Independent Auditors' Report

To the Board of Directors
Thornes & Associates, Inc.

We have audited the accompanying statement of financial condition of Thornes & Associates, Inc., (the Company) as of December 31, 2004, and the related statements of income, stockholders' equity, and cash flows for the year then ended, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Thornes & Associates, Inc. at December 31, 2004, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Soren McAdam Christenson LLP

February 7, 2005

2068 Orange Tree Lane, Suite 100 P.O. Box 8010 Redlands, CA 92375-1210 (909) 798-2222 (909) 798-9772 fax smc@smc-cpas.com
Members of PKF North American Network and of PKF International, an association of legally independent firms
and American Institute of Certified Public Accountants

THORNES & ASSOCIATES, INC.

Statement of Financial Condition

December 31, 2004

ASSETS	
Cash and cash equivalents	$ 61,208
Deposits with clearing organizations	25,079
Receivables from brokers, dealers and clearing organizations	53,910
Loans to officers	32,139
Marketable securities	81,214
Furniture and equipment, less accumulated depreciation of $40,179	4,342
Other assets	7,002
Total assets	$264,894
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities	
Accounts payable, accrued expenses and other liabilities	$ 22,234
Total liabilities	22,234
Stockholders' equity	
Common stock, no par value	
Authorized: 100,000 shares	
Issued and outstanding: 10,000 shares	245,000
Additional paid in capital	94,037
Accumulated deficit	(96,377)
Total stockholders' equity	242,660
Total liabilities and stockholders' equity	$264,894

The accompanying notes are an integral part of these financial statements.

THORNES & ASSOCIATES, INC.

Statement of Income

For the Year Ended December 31, 2004

Revenues	
Commissions	$834,886
Principal transactions	17,324
Interest and dividends	627
Investment advisory fees	34,912
Other income	422
	888,171
Expenses	
Employee compensation and benefits	475,673
Communications and data processing	23,891
Occupancy	54,896
Interest expense	718
Other expenses	251,833
	807,011
Income before income taxes	81,160
Income taxes	3,730
Net income	$ 77,430

The accompanying notes are an integral part of these financial statements.

THORNES & ASSOCIATES, INC.

Statement of Stockholders' Equity

For the Year Ended December, 31 2004

	Common Stock	Additional Paid in Capital	Accumulated Deficit	Total
Balance, beginning of year	$245,000	$94,037	$(173,807)	$165,230
Net income			77,430	77,430
Balance, end of year	$245,000	$94,037	$ (96,377)	$242,660

The accompanying notes are an integral part of these financial statements.

THORNES & ASSOCIATES, INC.

Statement of Cash Flows

For the Year Ended December 31, 2004

Cash flows from operating activities	
Net income	$ 77,430
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation	2,174
Changes in operating assets	
Deposits with clearing organizations	(69)
Receivable from brokers, dealers and clearing organizations	(3,774)
Marketable securities	(6,401)
Other assets	24
Accounts payable, accrued expenses and other liabilities	(15,945)
Net cash provided by operating activities	53,439
Cash flows from investing activities	
Purchase of equipment	(5,301)
Net cash used in investing activities	(5,301)
Cash flows from financing activities	
Repayments on notes payable	(20,735)
Net cash used in financing activities	(20,735)
Net increase in cash	27,403
Cash and cash equivalents	
Balance, beginning of year	33,805
Balance, end of year	$ 61,208
Cash paid for:	
Income taxes	$4,662
Interest expense	$718

The accompanying notes are an integral part of these financial statements.

THORNES & ASSOCIATES, INC.

Notes to Financial Statements

1. Summary of Significant Accounting Policies

Thornes & Associates, Inc. (the Company) is a securities broker-dealer registered with the National Association of Securities Dealers. The Company provides agency transactions for customers, buys and sells for its own account, and offers financial advisory services. The Company operates as a nonclearing broker-dealer on a fully-disclosed basis and, therefore, does not carry customer accounts on its books. Although the Company clears all of its customers' transactions through a single broker-dealer, management believes that alternative sources are available to perform this service on comparable terms.

The preparation of these financial statements requires management to make estimates and assumptions. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues, and expenses as well as the disclosure of contingent assets and liabilities. Actual results could differ from those estimates. Management also determines the accounting principles to be used in the preparation of financial statements. A description of the significant accounting policies employed in the preparation of these financial statements follows:

Cash and Cash Equivalents

The Company considers highly liquid debt instruments with original maturities of less than ninety days to be cash equivalents.

Marketable Securities

Marketable securities are valued at market value. Securities transactions entered into for the account of the Company are recorded on a trade date basis.

Furniture and Equipment

Furniture and equipment are stated at cost less accumulated depreciation. Depreciation is provided using straight-line and accelerated methods over their estimated useful lives, generally seven years.

Revenues

Commissions on customer's transactions are reported on a settlement date basis. Investment advisory fees are recognized as earned on a pro rata basis over the term of the contract.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are recognized for temporary differences between amounts reported for financial statement and income tax purposes. Deferred income tax assets and liabilities represent the tax consequences of those temporary differences, which will either be taxable or deductible in future tax returns.

2. Marketable Securities

A summary of marketable securities follows:

State and municipal government obligations	$ 2,005
Corporate stocks and options	79,209
	$81,214

3. Income Taxes

Income taxes consisted of the following components:

Current expense	
Federal	$ 122
State	3,608
	3,730
Deferred expense (benefit)	
Federal	(38,587)
State	(6,099)
Change in valuation allowance	44,686
	-
Total expense	$ 3,730

The income tax provision was at an effective rate of 16 percent. This differs from the statutory federal income tax rate of 34 percent primarily because of the inclusion of state income taxes and the effect of the change in the valuation allowance for deferred income tax assets.

Deferred income taxes represent the tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes and the expected utilization of net operating loss carryforwards. Temporary differences, attributable to differences in reporting certain items of income and expense for financial statement and tax purposes, have not been significant. Deferred income tax assets have been recognized for net operating loss and charitable contribution carryforwards. Because of the uncertainty of utilizing these carryforwards in future years, the Company has established a valuation allowance in an amount equal to the related assets. At December 31, 2004, total deferred tax assets and the related valuation allowance totaled $17,703.

At December 31, 2004, the Company had charitable contribution carryforwards approximating $41,000.

4. Lease Commitments

The Company leases its office facilities under an agreement which expires on June 30, 2006. The lease contains an escalation clause for annual adjustment to the rents. Lease expense for 2004 was $38,701. Future minimum annual lease payments at December 31, 2004 are as follows:

2005	$40,502
2006	20,550
	$61,052

5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital (as defined) shall not exceed 15 to 1, and also provides that dividends may not be paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2004 the Company had net capital of approximately $187,000, which was approximately $182,000 in excess of the minimum required net capital of $5,000.

SUPPLEMENTARY INFORMATION

Schedule I

THORNES & ASSOCIATES, INC.

Computation of Net Capital Under Rule 15c3-1 of the Security and Exchange Commission

December 31, 2004

Net capital	
Total stockholders' equity	$242,660
Deduct stockholders' equity not allowable for net capital	-
Total stockholders' equity qualified for net capital	242,660
Deductions and/or charges:	
Securities not readily marketable	(3,450)
Furniture and equipment, net	(4,342)
Loans to officers	(32,139)
Other assets	(7,002)
Net capital before haircut on securities	195,727
Haircuts on securities	
Money market funds	908
State and municipal government obligations	110
Stocks	11,341
Net capital	$183,368
Aggregate indebtedness	
Other accounts payable and accrued expenses	$22,234
Total aggregate indebtedness	$22,234
Computation of basic net capital requirement	
Minimum net capital required	$5,000
Excess net capital	$178,367
Excess net capital at 1,000 percent	$181,144
Ratio: Aggregate indebtedness to net capital	0.12
Reconciliation to net capital in Part II of Form X-17A-5	
Net capital, as reported in Company's Part II FOCUS report	$189,390
Audit adjustment	(6,540)
	$182,850

THORNES & ASSOCIATES, INC.

Computation of Determination of Reserve Requirements Under Rule 15c3-3 of the Security and Exchange Commission

December 31, 2004

Company clears on a fully disclosed basis and holds no customer funds or securities. Accordingly, information relating to possession or control requirements under Rule 15c3-3 of the Security and Exchange Commission is not applicable because the Company is exempt under paragraph (k)(2)(ii) of the rule.

THORNES & ASSOCIATES, INC.

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Security and Exchange Commission

December 31, 2004

Company clears on a fully disclosed basis and holds no customer funds or securities. Accordingly, information relating to possession or control requirements under Rule 15c3-3 of the Security and Exchange Commission is not applicable because the Company is exempt under paragraph (k)(2)(ii) of the rule.

Schedule IV

THORNES & ASSOCIATES, INC.

Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodity Futures and Options Accounts

December 31, 2004

Company is not registered as a futures commission merchant. Accordingly, this schedule is not applicable.

Soren McAdam Christenson LLP
Certified Public Accountants and Business Advisors

Gary L. Christenson, C.P.A.
John D. Goddard, C.P.A.
Kenneth N. Goddard, III, C.P.A.
David J. Harris, C.P.A.
Douglas R. McAdam, C.P.A.
James L. Soren, C.P.A.
Kirk G. Stitt, C.P.A.
David P. Tuttle, C.P.A.
Roger E. Wadell, C.P.A.
Cindy R. Watts, C.P.A.

Auditors' Report on Internal Control

Board of Directors
Thornes & Associates, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Thornes & Associates, Inc. (the Company), for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

2068 Orange Tree Lane, Suite 100 P.O. Box 8010 Redlands, CA 92375-1210 (909) 798-2222 (909) 798-9772 fax smc@smc-cpas.com
Members of PKF North American Network and of PKF International, an association of legally independent firms
and American Institute of Certified Public Accountants

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Soren McAdam Christenson LLP

February 7, 2005